July 8, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust IV, File No. 811-23066

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust IV, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, the attached preliminary proxy statement. The proxy statement relates to a special meeting of the Trust’s shareholders to approve an advisory agreement between the Trust and FormulaFolio Investments LLC (the “Adviser”) in connection with the FormulaFolios Hedged Growth ETF, FormulaFolios Smart Growth ETF, Formula Folios Tactical Growth ETF and FormulaFolios Tactical Income ETF due to change of control in the Adviser. A similar proxy statement is being submitted on behalf of Northern Lights Fund Trust II (File No. 811-22549) in connection with series of that trust.

If you have any questions or comments related to this filing, please contact Bibb L. Strench at (202) 302-3366 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217 D